Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Amendment No.1 to Registration Statement of WinVest (BVI) Ltd. on Form F-4 of our reports dated April 15, 2024 and March 5, 2025 which include an explanatory paragraph as to WinVest Acquisition Corp.’s ability to continue as a going concern, with respect to our audits of the financial statements of WinVest Acquisition Corp. as of December 31, 2024, 2023 and 2022 and for each of the three years then ended, which reports appear in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

Marlton, New Jersey

March 28, 2025